

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2019

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
92150 Suresnes, France

> **Re: Talend S.A.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 19, 2019**
> **File No. 001-37825**

Dear Mr. Tuchen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Andrew D. Hoffman